BILL OF SALE



         THIS AGREEMENT dated this 25th day of January 2000, by and between REGENESIS HOLINGS, INC. (hereinafter referred to as "Regenesis" or "Buyer") and MEL ADLER (hereinafter referred to as "Adler" or "Seller") and states as follows:

         WHEREAS, Regenesis is in the business of acquiring and developing Internet web sites; and,

         WHEREAS, Adler is the owner of the web site address: MUSIC411.COM; and,

         WHEREAS, Regenesis wishes to acquire all rights, title and interest to the URL address Music411.com; and,

         WHEREAS, Adler desires to sell the URL address Music411.com.

         THEREFORE, in consideration of the foregoing, of the mutual promises herein set forth, and of other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. Adler hereby sells and transfers unto Regenesis and its successors and assigns forever, the URL address: MUSIC411.COM.

         2. Regenesis agrees to pay to Adler 250,000 restricted shares of Regenesis common stock.

         3. Adler warrants and represents that he has good title to said property, full authority to sell and transfer same and that said goods and chattels are being sold free and clear of all liens, encumbrances, liabilities and adverse claims, of every nature and description.

         4. It is provided, however, that Adler disclaims any implied warranty of condition, merchantability or fitness for a condition "as is" and "where is."

         5.       APPLICABLE LAW.

         This Agreement shall be governed by the laws of the State of Florida. If any provision of this Agreement is declared void, such provision shall be deemed severed from this agreement, which shall otherwise remain in full force and effect.

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         6.       BINDING EFFECT.

         This Agreement is binding upon the parties hereto and upon successors in the interest to the Company. This Agreement shall not be amended or otherwise modified except by further express agreement in writing or executed by both parties hereto. Any waiver of any breach of this Agreement shall be made in writing and shall be applicable only to such breach and shall not be construed to waive any subsequent or prior to breach other than the specific breach so waived.

         7.       SUPERCEDES EARLIER AGREEMENTS.

         This Agreement supersedes all earlier agreements between the parties hereto.

         8.       ARBITRATION.

         Any dispute arising hereunder shall be resolved by arbitration before a sole arbitrator under the prevailing rules of the American Bar Association. The decision of arbitrator shall be binding upon the parties hereto and enforceable at the law before any court of competent jurisdiction. The place of Arbitration shall be Dade County, Florida

         9.       REPRESENTATIONS AND WARRANTIES OF THE CORPORATION.

         The Corporation represents and warrants to Adler ("Seller") as follows:

         a. The Corporation is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation.

         b. The Corporation has full power and legal right and authority to execute, deliver, and perform this Agreement, the officers executing this Agreement on behalf of the Corporation have full power and authority to do so and this Agreement is binding upon and enforceable against the Corporation in accordance with its terms.




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         IN WITNESS WHEREOF, the Corporation has caused this Agreement to be executed by its duly authorized officers and its corporate seal to be affixed hereto, and Adler (Seller) has executed this Agreement, all-effective as of the day and year first above written.


REGENESIS HOLDINGS, INC.




By: /s/ Russell Adler
    -------------------
         Russell Adler
         Chairman


                           SELLER:


                           By: /s/ Mel Adler
                               -------------
                                   Mel Adler